UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-53233	98-0562157
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Room 2301, 19 Des Voeux Road, Central, Hong Kong
(Address of Principal Executive Offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICES

China Fundamental Acquisition Corporation (“China Fundamental”) and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of China Fundamental’s shareholders to be held to approve the proposed acquisition discussed in the section titled “Entry Into a Material Definitive Agreement for a Business Combination” in the Form 6-K filed by China Fundamental with the U.S. Securities and Exchange Commission on November 30, 2009.

China Fundamental’s officers and directors have no rights to any liquidation distribution China Fundamental makes with respect to the ordinary shares sold in its initial public offering (“IPO”). Therefore, their equity holding will have no value if China Fundamental does not acquire a target business within 24 months of the IPO as required by China Fundamental’s Memorandum and Articles of Association, unless a 12-month extension to such time is approved by its shareholders. Shareholders of China Fundamental and other interested persons are advised to read China Fundamental’s proxy statement, when available, in connection with China Fundamental’s solicitation of proxies for the special meeting because this proxy statement will contain important information.

The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed acquisition. Shareholders will also be able to obtain a copy of the proxy statement without charge from China Fundamental. The proxy statement, once available, may also be obtained without charge at the U.S. Securities and Exchange Commission’s internet site at www.sec.gov.

This report of foreign private issuer, including the exhibits contained herein, includes “forward-looking statements” that involve substantial risks and uncertainties. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this report include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this report. Such risk factors include, among others: future operating or financial results; future growth expectations and acquisitions; uncertainties as to the timing of the acquisition; approval of the transaction by China Fundamental shareholders; the satisfaction of closing conditions to the transaction; costs related to the acquisition; the performance of Wowjoint; the impact of inflation generally as well as on the rising costs of materials including steel; specific economic conditions in China generally or in the construction machinery and equipment markets in which Wowjoint operates; changes in demand for non-standard special construction machinery and equipment used in bridge, road and railway construction; changes in Wowjoint’s operating expenses; changes in laws and regulations adversely affecting the construction machinery and equipment business in China; potential liability from future litigation; the diversion of management time on acquisition and integration related issues; modifications or adjustments to the financial statements of Wowjoint as a result of applicable securities laws; and general economic conditions such as inflation or recession. Actual results may differ materially from those contained in the forward-looking statements in this report and documents submitted to the SEC. Neither China Fundamental nor Wowjoint assumes any obligation to update these forward-looking statements.

Explanatory Note

In a Report on Form 6-K dated November 30, 2009 (the “Initial Form 6-K”), China Fundamental Acquisition Corporation, a company incorporated in the Cayman Islands (“China Fundamental”), announced that a definitive share purchase agreement (the “Agreement”) was entered into to acquire Beijing Wowjoint Machinery Co., Ltd. and its associated companies (collectively, “Wowjoint”)

China Fundamental is submitting this Report on Form 6-K to provide its shareholders with additional information about the target company, Wowjoint, by including as an exhibit, a draft proxy statement relating to the extraordinary general meeting of the shareholders of China Fundamental.  At that meeting, China Fundamental’s shareholders will be asked to, among other things, vote on the proposed business combination with Wowjoint.  The attached proxy statement is a draft and is still being reviewed and revised by China Fundamental and its advisors.  The final proxy statement, when completed, will be provided to China Fundamental’s shareholders.  Shareholders should read the final proxy statement once it becomes available.

Where to Find Additional Information

China Fundamental is a foreign private issuer. As such, the proxy statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). The proxy statement with respect to the proposed acquisition will contain risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules.

China Fundamental will submit to the SEC the final proxy statement, under cover of a Form 6-K, in connection with the proposed acquisition described herein.

Shareholders are urged to carefully read the final proxy statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about China Fundamental, Wowjoint and the proposed acquisition. Copies of the final proxy statement and other documents filed by China Fundamental will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to China Fundamental Acquisition Corporation, c/o Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, Attn: Karen Smith, telephone number: 206- 870-8565.

Exhibits

Exhibit No	Description
99.1	Draft Proxy Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
	By:	/s/ Chun Yi Hao
Name: Chun Yi Hao
Date: December 28, 2009		Title: Chief Executive Officer